Exhibit 4.3
DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of Dolby Laboratories, Inc. (“us,” “our,” “we” or the “Company”) is a summary of the rights of our common stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our certificate of incorporation, bylaws and the applicable portions of the DGCL carefully.
General
Our certificate of incorporation authorizes two classes of common stock: Class A common stock, which has one vote per share, and Class B common stock, which has ten votes per share. Any holder of Class B common stock may convert his or her shares at any time into shares of Class A common stock on a share-for-share basis. The rights of the two classes of common stock are otherwise identical, except as described below. Some of the terms of these classes of common stock are discussed in greater detail below.
Our authorized capital stock consists of 1,000,000,000 shares, each with a par value of $0.001 per share, of which:

•	500,000,000 shares are designated as Class A common stock; and

•	500,000,000 shares are designated as Class B common stock.
Common Stock
Voting Rights
Generally, holders of our Class A and Class B common stock have identical voting rights, except that holders of our Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to ten votes per share. Holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, unless otherwise provided in our certificate of incorporation or required by law. Delaware law requires either our Class A common stock or Class B common stock to vote separately as a single class if, among other things, we amend our certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of that class of common stock in a manner that affects it adversely or increases or decreases the number of authorized shares of that class. Our certificate of incorporation provides for the holders of our Class B common stock to vote separately as a class under only certain limited circumstances.
Our charter documents prohibit cumulative voting in the election of directors.
Dividends
Holders of our Class A common stock and Class B common stock are entitled to share equally on a per share basis in any dividends that our board of directors may determine to declare from time to time. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock will receive shares of Class A common stock or rights to acquire shares of Class A common stock, as the case may be, and the holders of shares of Class B common stock will receive shares of Class B common stock or rights to acquire shares of Class B common stock, as the case may be.
Liquidation Rights

Upon our liquidation, dissolution or winding-up, the holders of our Class A common stock and Class B common stock are entitled to share equally on a per share basis in all assets remaining after the payment of our liabilities.
Conversion
Shares of our Class A common stock are not convertible into any other shares of our capital stock. Each share of our Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder or upon the affirmative vote of the holders of majority of the outstanding shares of Class B common stock.
In addition, each share of Class B common stock converts automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, which include transfers to:

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Holders of Class B common stock outstanding immediately following the effectiveness of our initial public offering (which occurred in February 2005), and the initial holders of shares of Class B common stock issued upon the exercise of options outstanding at such time, who we collectively refer to as our Class B holders;

•	Spouses or lineal descendants, or the spouses or domestic partners of such lineal descendants, of the Class B holders;

•	Executors or administrators of the estates of Class B holders, their spouses or lineal descendants, or the spouses or domestic partners of such lineal descendants;

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Trusts for the benefit of Class B holders, their spouses or lineal descendants, the spouses or domestic partners of such lineal descendants, or the parents of the spouses or lineal descendants of Class B holders or the spouses or domestic partners of such lineal descendants, provided that the beneficiaries of such trusts may also include individuals or entities entitled to specific cash distributions or specific items of property other than shares of Class B common stock and charitable organizations;

•	Charitable organizations established by Class B holders, their spouses or lineal descendants, or the spouses or domestic partners of such lineal descendants; or

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Any other entity controlled by Class B holders, their spouses or lineal descendants, or the spouses or domestic partners of such lineal descendants, or trusts for their benefit, or charitable organizations established by them.

Notwithstanding the foregoing, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer by the above persons or entities in a brokerage transaction or transaction with a market maker or in any similar open market transaction on any securities exchange, national quotation system or over-the-counter market.
We may not issue or sell any shares of Class B common stock, or any securities convertible or exercisable into shares of Class B common stock, except for the issuance or sale of shares pursuant to any stock splits, stock dividends, subdivisions, combinations or recapitalizations with respect to the Class B common stock.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring or seeking to acquire control of our company. In particular, our dual class common stock structure concentrates voting power in the hands of our Class B stockholders. These provisions, some of which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to first negotiate with our board of directors.

Dual Class Structure
As discussed above, our Class B common stock has ten votes per share, while our Class A common stock, which is the only class of our stock that is publicly traded, has one vote per share.
As a result of this dual class structure, the Dolby family and their affiliates will, for the foreseeable future, have significant influence over our management and affairs, and will be able to control virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other sales of our company or assets, even if they come to own considerably less than 50% of the total number of outstanding shares of our Class A and Class B common stock. Absent a transfer of Class B common stock that would trigger an automatic conversion as described above under “Common Stock—Conversion,” there is no threshold or time deadline at which the shares of Class B common stock will automatically convert into shares of Class A common stock. Moreover, the Dolby family and their affiliates may take actions in their own interests that our other stockholders do not view as beneficial.
Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting
We have provided in our certificate of incorporation that our stockholders may not act by written consent after such time as the outstanding shares of Class B common stock represent less than a majority of the combined voting power of our outstanding Class A common stock and Class B common stock. As a result, after such time, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders’ meeting. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions.
In addition, our certificate of incorporation provides that, unless otherwise required by law, special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the president, or the board of directors acting pursuant to a resolution adopted by a majority of the board members. A stockholder may not call a special meeting, which may delay or inhibit the ability of our stockholders to force consideration of a proposal or of holders controlling a majority of our capital stock to take any action, including the removal of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or its committees. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Limits on Ability of Stockholders to Elect Directors
Our board of directors has the sole right to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors. In addition, our charter documents prohibit cumulative voting in the election of directors.
Amendment of Provisions in the Certificate of Incorporation and Bylaws
Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding voting stock in order to amend or repeal certain provisions of our certificate of incorporation, including:

•	The powers, preferences and rights of each class of common stock, including voting, dividend, liquidation and conversion rights;

•	The requirement that stockholders provide advance notice of matters to be acted upon and nominations for the election of directors at a stockholders meeting; and

•	The limits on the ability of stockholders to act by written consent or to call a special meeting.
Our certificate of incorporation also requires the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding voting stock in order to create an additional class or series of capital stock.
Our bylaws require the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding voting stock in order to amend certain provisions of our bylaws, including:

•	The limits on the ability of stockholders to act by written consent or to call a special meeting;

•	The provision prohibiting cumulative voting for the election of directors; and

•	The requirement that stockholders provide advance notice of matters to be acted upon and nominations for the election of directors at a stockholders meeting.
Delaware Anti-Takeover Statute
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

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Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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At or subsequent to the date of the transaction, the business combination is approved by the board of directors and by the stockholders at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction with or resulting in a financial benefit to the interested stockholder. An interested stockholder is, in general, a person who, together with affiliates and associates, owns or owned, within three years prior to the determination of interested stockholder status, 15% or more of a corporation’s outstanding voting stock.
We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that could result in a premium over the market price for the shares of common stock held by stockholders.
The provisions of Delaware law and our charter documents could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. Moreover, it is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Listing
Our Class A common stock is listed on the New York Stock Exchange under the symbol “DLB”.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., located at P.O. Box 505000, Louisville, KY 40233-5000.